Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ArcLight Clean Transition Corp. on Amendment No. 2 to Form S-1, File No. 333-248625 of our report dated August 10, 2020, except for Note 5, the second paragraph of the Note 7 and Note 8 as to which the date is September 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of ArcLight Clean Transition Corp. as of August 3, 2020 and for the period from July 28, 2020 (inception) through August 3, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 18, 2020